Exhibit 4.25

Execution Version

AGREEMENT FOR THE PROVISION OF PROFESSIONAL PAYMENT SERVICES

between

Hoegh LNG Maritime Management Pte. Ltd.

and

Höegh LNG Colombia S.A.S.

TABLE OF CONTENTS

1.	DEFINITIONS:	3

2.	WHEREAS:	3

3.	THE SCOPE OF THE AGREEMENT	4

4.	OBLIGATIONS OF HLMM	4

5.	OBLIGATIONS OF HCOL	4

6.	HLMM'S FEE	5

7.	LIABILITY AND INDEMNITY	5

8.	TAXATION	5

9.	CONFIDENTIALITY	6

10.	TERM AND TERMINATION	6

11.	MISCELLANEOUS	6

12.	EVENTS OF DEFAULT	7

13.	FORCE MAJEURE	7

14.	ASSIGNMENT	7

15.	GOVERNING LAW AND DISPUTE RESOLUTION	7

AGREEMENT FOR THE PROVISION OF PROFESSIONAL PAYMENT SERVICES

This agreement for the provision of professional payment services (the “Agreement”) is entered into on 1 October 2016, by and between:

Hoegh LNG Maritime Management Pte. Ltd., a company incorporated and organised under the laws of Singapore with registration no. 201400632E, having its registered office at 4 Robinson Road #05-01 The House of Eden, Singapore 048543 ( “HLMM”); and

Höegh LNG Colombia S.A.S., a company incorporated and organized under the laws of Colombia with registration no. 02667791, having its registered office at Avenida 82 No. 10 – 62 Bogota, Colombia (“HCOL”).

HLMM and HCOL are hereinafter collectively referred to as the "Parties" and each individually as a "Party".

1.	DEFINITIONS:

“Crew/Employee”	means trained, specialized and technical seafarers employed by HCOL comprised by the Agreement, which payment will be handled by HLMM, as collecting agent, on behalf of HCOL.

"The Effective Date"	means the date of this Agreement.

"Vessel"	means the FSRU Höegh Grace, IMO No. 9674907 which, at the date of this Agreement, is flagged under Marshall Islands flag.

2.	WHEREAS:

A.	HLMM and HCOL are both companies in the Höegh LNG Group, with ultimate owner Höegh LNG Holdings Ltd., a leading owner and operator of floating storage and regasification units (FSRUs). The Höegh LNG Group has operations in different jurisdictions such as, but not limited to, Colombia, Singapore and Norway.

B.	HCOL is or will be the contractor under the Operation and Services Agreement ("OSA") executed with Sociedad Portuaria El Cayao ("SPEC"), pursuant to which HCOL will operate the Vessel for SPEC during the term of the International Lease Agreement ("ILA") executed by and between Höegh LNG FSRU IV Ltd., as owner of the Vessel, and SPEC.

C.	To properly operate the Vessel, HCOL has engaged, by means of employment agreements, qualified non Colombian Crew/Employees. Such foreign Crew/Employees do not wish to receive their monthly salary in Colombian currency or within the Colombian territory.

D.	Given that the foreign Crew/Employees do not qualify as tax residents in Colombia, HCOL has agreed to pay them abroad and has chosen HLMM to conduct such payment on its behalf.

E.	HLMM has agreed to receive the funds corresponding to the Crew/Employees’ net monthly salaries and arrange for the payment to the respective accounts of the Crew/Employees on behalf of HCOL.

F.	HLMM has the experience, ability and is willing to provide such professional payment services to HCOL.

NOW, THEREFORE, HLMM will provide the professional payment services to HCOL in accordance with the terms and conditions hereinafter set forth:

3.	THE SCOPE OF THE AGREEMENT

Subject to the terms of this Agreement, HLMM agrees, under its sole responsibility, technical and administrative autonomy, to provide professional payment services to HCOL in connection with the payment of the net monthly salaries of the Crew/Employees that will work for HCOL on the Vessel in Colombia.

HLMM shall make the payments to the Crew/Employees on behalf of HCOL, in the amounts indicated by HCOL and taking into account the payment instructions received by HCOL, as employer of the Crew/Employees.

HLMM agrees to assume all risks involved in the execution of the services included in this Agreement and will use its own equipment, tools and goods for the execution of this Agreement.

4.	OBLIGATIONS OF HLMM

HLMM will make the monthly payment of the net salaries of the Crew/Employees on behalf of HCOL within such date that HCOL requests.

HLMM shall make the monthly payment of the net salary to each Crew/Employees of HCOL, in accordance with the amounts indicated by HCOL.

HLMM shall submit to HCOL a monthly report containing the amount paid to each Crew/Employees in the immediately preceding month, as well as the date on which payment was made.

HLMM shall establish and implement a process ensuring that the services will be rendered with high quality standards.

5.	OBLIGATIONS OF HCOL

HCOL shall act as the employer of the Crew/Employees while the Crew/Employees are in Colombia or working on board the Vessel. The Parties acknowledge and agree that the payment services that are being rendered to HCOL by HLMM do not, in any way, imply that HLMM is acting as an employer of the Crew/Employees, as the payments are to be made in the name and on behalf of HCOL and as instructed by HCOL.

HCOL undertakes to make a timely funding to HLMM's designated account(s), in advance of the payment of the monthly net salaries, and to reimburse HLMM for all other expenses incurred in connection with the services contracted for.

HCOL shall arrange for the transfer of the funds for the net salaries to HLMM no later than seven (7) business days before the date on which HLMM is required to deposit such monthly payment to the Crew/Employees (the “Deposit Date”). HLMM will have no requirement to make the payroll disbursement to the Crew/Employees unless funding has been received.

HCOL shall provide HLMM with information and documentation necessary for HLMM to fulfil its obligations under this Agreement, including, but not limited to, a complete list of the Crew/Employees that will be paid by HLMM on behalf of HCOL, with their net monthly salary and the bank accounts to which the funds shall be deposited.

HCOL shall upon execution of the employment agreements obtain the relevant authorization from each Crew/Employee required to collect, treat and transfer their personal data to HLMM, for the purposes of this Agreement.

6.	HLMM'S FEE

HCOL shall pay to HLMM a services fee for HLMM’s services under this Agreement, which is equal to HLMM’s documented costs in relation to the provision of such services plus a five percent (5.00%) mark-up (the “Fee”). The cost base does not include payroll disbursed to the Crew/Employees on behalf of HCOL.

Invoices for HLMM’s Fee shall be submitted monthly. All undisputed invoices shall be paid within fifteen (15) days of receipt of such invoice by transfer to HLMM’s bank account specified by HLMM on the invoice. All payments to HLMM shall be made in USD.

If HCOL fails to pay the Fee at the agreed time, HLMM shall be entitled to claim interest in the amount of three months LIBOR plus 3.00% per annum on any overdue amount.

7.	LIABILITY AND INDEMNITY

HLMM shall not be liable for any discrepancy in payments arising out of erroneous/ duplicate instructions by HCOL. HLMM shall be entitled to rely on the information provided by HCOL relating to the individual salary amount, Crew/Employee name and account number without independently verifying the information.

With the exception of gross negligence and/ or wilful misconduct committed by HLMM, HLMM shall not be liable for any damage or loss incurred by HCOL under this Agreement.

HCOL irrevocably and unconditionally agrees to indemnify HLMM, its officers, directors, employees and agents from and against any and all reasonable and direct losses, damages, claims, demands, proceedings, costs (including without limitation reasonable legal costs), expenses and/or actions of whatever nature, sustained or incurred directly brought or made by any third party against HLMM in connection with HLMM’s provision of services under this Agreement.

8.	TAXATION

HCOL shall be liable for and shall pay any applicable withholding taxes, customs, duties, levies, excise taxes (including without limitation value added tax, goods and services tax, use tax and sales tax), deductions or other similar charges imposed by Colombian tax authorities or other Colombian governmental bodies on HCOL or on the Services.

For the avoidance of doubt, HCOL shall in no event be responsible for the payment of any taxes relating to or arising from (i) HLMM's net income (except if imposed in Colombia), (ii) HLMM's employees or (iii) HLMM's breach of this Agreement.

In circumstances where (i) HCOL has paid and/or compensated HLMM in respect of taxes imposed in Colombia on HLMM and HLMM obtains a corresponding deduction from net income taxes in respect of such taxes in their applicable country of domicile; HLMM shall reimburse HCOL for the net amount of such deduction.

9.	CONFIDENTIALITY

Information that comes into the possession of the Parties in connection with this Agreement and the implementation of the Agreement shall be kept confidential and shall not be disclosed to any third party without the consent of the other Party.

The confidentiality obligation shall apply to the Parties’ employees, subcontractors and other third parties who act on behalf of the Parties in connection with the implementation of the Agreement. The Parties may only transmit confidential information to such subcontractors and third parties to the extent necessary for the implementation of the Agreement, and provided that they are subjected to confidentiality obligation corresponding to that stipulated in this Clause 9.

The confidentiality obligation shall continue to apply after the expiry of the Agreement.

10.	TERM AND TERMINATION

This Agreement shall come into effect from the date of signing of the Agreement by both Parties (the "Effective Date") and shall continue until terminated by either Party in accordance with this Clause 10.

This Agreement shall be terminated by either Party upon giving three (3) months prior written notice to the other Party.

The Parties are entitled to terminate this Agreement with immediate effect if the other Party is in material breach of this Agreement, and the Party in breach has not rectified the situation within 10 days after receiving a written notice from the Party claiming the breach.

Termination of this Agreement shall not affect any accrued rights of either Party nor shall it affect the coming into force or the continuance in force of any provision of this Agreement, which is expressly or by implication intended to come into or continue in force on or after such termination.

11.	MISCELLANEOUS

If any provision of this Agreement should be found to be illegal or invalid, such provision shall form no part of this Agreement, and the other provisions shall remain unaffected by such circumstances. The Parties shall in such case in good faith use all reasonable efforts to agree a different term, which is not illegal or invalid and which as nearly as possible reflects the intentions of the Parties.

This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof and shall not be altered, modified or amended except in writing executed by both Parties.

12.	EVENTS OF DEFAULT

There is an event of default if either Party fails to perform its duties under the Agreement. Events of default shall be notified to the Party in default by a written complaint without undue delay after the event of default has been discovered or ought to have been discovered.

Each Party may claim damages in respect of any direct loss arising from events of default.

13.	FORCE MAJEURE

Neither Party shall be liable for any loss, damage or delay due to any of the following force majeure events and/or conditions to the extent that the Party invoking force majeure is prevented or hindered from performing any or all of their obligations under this Agreement, provided they have made all reasonable efforts to avoid, minimise or prevent the effect of such events and/or conditions:

-	acts of God;
-	any Government requisition, control, intervention, requirement or interference;
-	any circumstances arising out of war, threatened act of war of warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;
-	riots, civil commotion, blockades or embargoes;
-	epidemics;
-	earthquakes, landslides, floods or other extraordinary weather conditions;
-	strikes, lockouts or other industrial action, unless limited to the employees (which shall not include the Crew) of the Party seeking to invoke force majeure;
-	fire, accident explosion except where caused by negligence of the Party seeking to invoke force majeure; and
-	any other similar cause beyond the reasonable control of either Party.

14.	ASSIGNMENT

The Parties shall have the right to assign this Agreement and the rights and obligations hereunder without the prior written consent of the other Party to an affiliate of the relevant Party.

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

Nothing contained in this Agreement is intended to confer upon any person other than the Parties hereto and their respective successors and assigns any rights and remedies under or by reason of this Agreement.

15.	GOVERNING LAW AND DISPUTE RESOLUTION

This Agreement is governed by and shall be construed in accordance with English Law.

The Parties hereto irrevocably submit to the jurisdiction of the courts in London, England.

***

This Agreement has been prepared in two (2) originals, of which each Party has received one.

Hoegh LNG Maritime Management Pte. Ltd.

By:	/s/ Veronica B. Sandnes

Name:	Veronica B. Sandnes
Title:	Attorney-in-fact
Date:	1/11 - 2016

Höegh LNG Colombia S.A.S.

By:	/s/ Nils Jakob Hasle

Name:	Nils Jakob Hasle
Title:	VP SPEC FSRU Project/Attorney-in-fact
Date:	21/10/2016

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